SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of October, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.    Description
No. 1          Bondholders' meeting released on 30 September 2003
No. 2          Blocklisting Interim Review released on 8 October 2003

Exhibit No. 1

30 September 2003


THE RANK GROUP PLC

Notice of Meeting
7 1/4 Per Cent. Guaranteed Bonds Due 2008

Rank Group Finance Plc has today issued notice to holders of the GBP125,000,000 7 1/4 per cent. guaranteed bonds due 2008 that a meeting of bondholders will be held on 22 October 2003 for the purpose of considering, and if thought fit, passing certain resolutions regarding amendments to the Trust Deed constituting the Bonds.

Enquiries:
The Rank Group                                      Tel: 020 7535 8000
Sam Wren, Group Treasurer
Peter Reynolds, Director of Investor Relations


Press Enquiries:
The Maitland Consultancy                            Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

Exhibit No. 2

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:           THE RANK GROUP PLC



2. NAME OF SCHEME:            THE RANK ORGANISATION & RANK GROUP EXECUTIVE SHARE
                              OPTION SCHEMES


3. PERIOD OF RETURN:          FROM:  1 APRIL 2003        TO:  30 SEPTEMBER 2003



4. NUMBER AND CLASS OF SHARES(S)      7,889,721 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED   264,287
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED     7,625,434
   AT END OF PERIOD:



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:     ORIGINAL LISTING: 11,000,000
                                                    ORDINARY SHARES OF 10P EACH
                                                    ON 9 OCTOBER 1996 (LISTING
                                                    REFERENCE A/4064/1996)


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.              595,345,175

CONTACT FOR QUERIES                                 THE RANK GROUP
                                                    6 CONNAUGHT PLACE,
                                                    LONDON, W2 2EZ

NAME:                                               CLARE DUFFILL
TELEPHONE:                                          020 7535 8133



                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:           THE RANK GROUP PLC



2. NAME OF SCHEME:            THE RANK ORGANISATION OVERSEAS EXECUTIVE SHARE
                              OPTION PLAN


3. PERIOD OF RETURN:          FROM:  1 APRIL 2003        TO:  30 SEPTEMBER 2003



4. NUMBER AND CLASS OF SHARES(S)      1,564,038 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED   NIL
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED     1,564,038
   AT END OF PERIOD:



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:     ORIGINAL LISTING: 2,000,000
                                                    ORDINARY SHARES OF 10P EACH
                                                    ON 9 OCTOBER 1996 (LISTING
                                                    REFERENCE A/4064/1996)


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.              595,345,175

CONTACT FOR QUERIES                                 THE RANK GROUP
                                                    6 CONNAUGHT PLACE,
                                                    LONDON, W2 2EZ

NAME:                                               CLARE DUFFILL
TELEPHONE:                                          020 7535 8133



                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:           THE RANK GROUP PLC



2. NAME OF SCHEME:            THE RANK GROUP SHARE SAVINGS SCHEMES


3. PERIOD OF RETURN:          FROM:  1 APRIL 2003        TO:  30 SEPTEMBER 2003



4. NUMBER AND CLASS OF SHARES(S)      4,526,438 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED   47,276
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED     4,479,162
   AT END OF PERIOD:



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:     ORIGINAL LISTING: 2,000,000
                                                    ORDINARY SHARES OF 10P EACH
                                                    ON 9 OCTOBER 1996 (LISTING
                                                    REFERENCE A/4064/1996) AND
                                                    5,000,000 ORDINARY SHARES
                                                    OF 10P EACH ON 17 JUNE 2002


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.              595,345,175

CONTACT FOR QUERIES                                 THE RANK GROUP
                                                    6 CONNAUGHT PLACE,
                                                    LONDON, W2 2EZ

NAME:                                               CLARE DUFFILL
TELEPHONE:                                          020 7535 8133

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  14 October 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary